SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  August, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

VCP and Oji Paper Co., Ltd. (Oji) announced today the creation of a Strategic Business Agreement (SBA)

São Paulo, Brazil, August 16, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP / Bovespa: VCPA4), today announced the execution of a long term Strategic Business Agreement (SBA) with Oji Paper. The agreement will allow VCP to further it’s offering of thermal paper technologies in Brazil and the region of Latin America, while allowing Oji to expand its worldwide presence as a market leader in thermal technology.

Through the execution of the SBA, VCP will now be able to draw on the technologies of Oji as well as their global subsidiaries including the technology of Kanzaki Specialty Papers, Inc, (KSP) Kanzan Spezialpapiere GmbH (Kanzan) and Oji Paper Thailand Ltd. (OPT).

Going forward, VCP will be prepared to meet the growing demands of an expanding market by drawing on the technological process of Oji Paper globally. The SBA agreement coupled with the expansion of our Piracicaba mill will allow for VCP to continue providing enhanced quality and improved value to our customers.

VCP is please to extend our relationship with Oji.

***

Market Capitalization: R$ 8.6 billion US$ 4.2 billion Share price (08/15/07): VCPA4=R$ 41.80 ADR VCP =US$ 20.47 Number of shares: ON =105,702,452 PN = 98,443,055 Total = 204,145,507	Investor Relations: Valdir Roque,Director Andrea Kannebley, Manager Sandra Matsumoto Susana Yamamoto Phone: (5511) 2138-4287/4361/4261 Fax: (5511) 2138-4066 ir@vcp.com.br www.vcp.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 8/6/2007	By:	/s/ Valdir Roque
Name: Valdir Roque
Title: Chief Financial Officer